UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 333-172139      CUSIP Number 09072L206

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ] Form 10-D     [  ] Form N-SAR     [  ] Form N-CSR

For Period Ended: August 31, 2016

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioPower Operations Corporation

Full Name of Registrant

Former Name if Applicable

1000 Corporate Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33334

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Quarterly Report for the period ended August 31, 2016 because the Registrant is still compiling information for the Form 10-Q and the auditors have not completed their review of the financial statements for that period. It is anticipated that the Form 10-Q Quarterly Report, along with the financial statements, will be filed on or before the deadline.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert D. Kohn	(954)	202-6660
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioPower Operations Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 17, 2016	By	/s/ Robert D. Kohn
Robert D. Kohn
Chairman and Chief Executive Officer and Chief Financial Officer